

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 4, 2022

Verender Badial
Chief Financial Officer
JATT Acquisition Corp
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re: JATT Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed on September 20, 2022**
> **File No. 333-267005**

Dear Verender Badial:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors
Risks Related to JATT and the Business Combination, page 88

1. With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a

target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Our Focus: Inflammatory Diseases Involving IL7 and TSLP, page 199

2.   We re-issue previous comment 6. We are still unable to read most of the small print included in the graphic under the caption "Figure 1. IL7R and TSLP are linked to numerous immune diseases." Please file an easily legible version of the image or remove it from the filing.

License Agreements
Pfizer License, page 219

3.   We re-issue previous comment 8 in part. Please disclose the length of the royalty term under the Pfizer License.

Exhibits and Financial Statements Schedules, page II-1

4.   We note that you have removed the placeholder for the exhibit 8.1 tax opinion from the exhibit index. Please clarify if you intend to file a tax opinion from counsel in connection with the transaction. If not, please provide us with your analysis as to why such an opinion is not required. Please refer to Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin 19, and Item 601(b)(8) of Regulation S-K.

You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.